# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alaunos Therapeutics, Inc., CIK 0001107421
CUSIP: 98973P309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2617 Bissonnet, Suite 233,, Houston, Texas (TX), 77005
Date of event which requires filing of this statement: 05/12/2025
Filed by CIK 0002068010
Persons authorized to receive notices and communications: Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP,, 1185 Avenue of the Americas, 31st Floor, New York, New York (NY), 10036, 2126580458

## Reporting persons
- PMGC CAPITAL LLC (CIK 0002068010): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 83,500; sole dispositive power 0; shared dispositive power 83,500; aggregate amount beneficially owned 83,500 (5.09295% of the class)
- PMGC Holdings Inc. (CIK 0001840563): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 83,500; sole dispositive power 0; shared dispositive power 83,500; aggregate amount beneficially owned 83,500 (5.09295% of the class)
  Comment: PMGC Holdings Inc. is the sole member of PMGC Capital LLC and exercises voting and dispositive control over the common stock of Alaunos Therapeutics, Inc. held in the name of PMGC Capital LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Alaunos Therapeutics, Inc.
Address of issuer's principal executive offices: 2617 Bissonnet, Suite 233,, Houston, Texas (TX), 77005

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of PMGC Capital LLC ("PMGC LLC"). PMGC Holdings Inc. ("PMGC Holdings") is the sole member of PMGC LLC and exercises voting and dispositive control over the common stock held in the name of PMGC LLC.
Residence or business address: The principal business address of PMGC LLC is 120 Newport Center Drive, Ste. 249, Newport Beach, California 92660.
Present principal occupation or employment: PMGC LLC is a multi-strategy investment firm focused on direct investments, strategic lending, and acquiring undervalued companies and assets across diverse markets. PMGC LLC is a wholly-owned subsidiary of PMGC Holdings.
Criminal convictions in the last five years: During the last five years, neither PMGC LLC nor PMGC Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither PMGC LLC nor PMGC Holdings has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: PMGC LLC is organized under the laws of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 83,500 shares of Common Stock beneficially owned by PMGC LLC was approximately $217,094.38. PMGC LLC used its working capital as the source of funds to purchase these shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
PMGC LLC acquired shares of Alaunos Therapeutics, Inc.'s (the "Issuer") common stock based on its belief that these common stock represent an attractive investment opportunity. The following information may be deemed pertinent. PMGC Capital intends to engage constructively with the Issuer's management and board of directors to explore strategic opportunities, including potential mergers, acquisitions or partnerships. Depending on its assessment of various factors, PMGC LLC may, from time to time, modify its present intention as stated in this Item 4.

Other than as described herein, or as described under Item 5 below, PMGC LLC does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although PMGC LLC may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: PMGC LLC beneficially owns 83,500 shares of common stock, which represents 5.09295% of the Issuer's common stock, based on 1,639,521 issued and outstanding shares of the Issuer as of May 5, 2025, as reported in its Preliminary Schedule 14A filed with the U.S. Securities and Exchange Commission on May 9, 2025. PMGC Inc. is the sole member of PMGC LLC and exercises voting and dispositive control over the Issuer's common stock held in the name of PMGC LLC.
Number of shares as to which each person has sole or shared power to vote or dispose: PMGC LLC beneficially owns 83,500 shares of the Issuer's common stock and exercises voting and dispositive control over such common stock. PMGC Holdings is the sole member of PMGC LLC and exercises voting and dispositive control over the common stock held in the name of PMGC LLC.
Transactions in the class effected during the past sixty days: Between May 2, 2025 and May 12, 2025, PMGC LLC purchased, on the open market, 83,500 shares of the the Issuer's common stock at prices ranging between $2.49 to $2.99.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Joint Filing Agreement between PMGC LLC and PMGC Holdings dated May 14, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See Joint Filing Agreement filed as Exhibit 99.1.

## Signatures
- PMGC CAPITAL LLC: /s/ Graydon Bensler, Graydon Bensler, Manager of PMGC Capital LLC (05/14/2025)
- PMGC Holdings Inc.: /s/ Graydon Bensler, Graydon Bensler, Chief Executive Officer of PMGC Holdings Inc. (05/14/2025)